Revised Section 2.8 of By-Laws adopted by the Board of Directors on August 15, 2003


                                   ARTICLE II
                            MEETINGS OF STOCKHOLDERS


     Section 2.8. PROXIES. A stockholder may vote the shares of stock owned of record by him, either in person or by proxy by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. The Corporation may accept proxies executed, dated and delivered by telephone, telecopy or electronic means (including but not limited to transmission via the Internet), provided measures are adopted which afford a reasonable level of security.